UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Rewards Network Inc.

(Name of Subject Company)

Rewards Network Inc.

(Name of Persons Filing Statement)

Common stock, $0.02 par value per share

(Title of Class of Securities)

761557206

(CUSIP Number of Class of Securities)

Roya Behnia

Senior Vice President, General Counsel and Secretary

Rewards Network Inc.

Two North Riverside Plaza Suite 950

Chicago, Illinois 60606

(312) 521-6767

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Timothy J. Melton

Jones Day

77 West Wacker

Chicago, Illinois 60601

(312) 782-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on November 8, 2010 (as amended or supplemented from time to time, the “Statement”) by Rewards Network Inc., a Delaware corporation (the “Company”). The Statement relates to the cash tender offer by EGI Acquisition, L.L.C., a Delaware limited liability company (“Purchaser”) and a wholly owned indirect subsidiary of EGI Acquisition Parent, L.L.C., a Delaware limited liability company (“Parent”), disclosed in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO, dated November 8, 2010 (as amended or supplemented from time to time, the “Schedule TO”) and filed with the Securities and Exchange Commission by Purchaser and Parent, to purchase all of the issued and outstanding shares of common stock, $0.02 par value per share (the “Shares”), of the Company, other than Shares owned by Parent and Purchaser, at a purchase price of $13.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (such price per Share, or if increased, such higher price per Share, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Items 4 and 5 of the Statement are hereby amended and restated in their entirety as follows:

“Item	4. The Solicitation or Recommendation.

Solicitation/Recommendation

The Board, during a meeting held on October 27, 2010, by unanimous vote determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are substantively and procedurally fair to and in the best interests of the Company and its unaffiliated stockholders and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein.

Accordingly, the Board recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and, if applicable, vote in favor of the approval of the Merger and adoption of the Merger Agreement.

Other than the recommendations of the Special Committee (as defined below) and the Board set forth herein, to the Company’s knowledge, none of the Company’s executive officers, directors or affiliates has made a recommendation, in their individual capacities, either in support of or opposed to the Offer and the Merger.

Background of the Offer and Merger and Reasons for the Recommendation

Background of the Offer and Merger

The Company’s business is closely linked to the restaurant industry, which is particularly affected by trends and fluctuations in consumer demand. The restaurant industry in the United States was negatively impacted beginning in mid-2008 by significant economic challenges and the credit uncertainty facing consumers. A decline in discretionary spending attributable to tighter credit markets, increased unemployment, increased home foreclosures, the fluctuation in financial markets and other factors have impacted the restaurant industry, participating restaurants’ businesses and spending on dining out in general. Because the Company operates in such a highly competitive and ever-fluctuating industry, the Board has regularly reviewed and evaluated the Company’s business strategy and potential strategic direction in light of these broader economic indicators with the goal of enhancing stockholder value.

At a special meeting of the Board on March 9, 2009, the Board discussed potential strategic initiatives, including a potential stock buyback program, and discussed the Board’s fiduciary duties if the Board decided to pursue any strategic initiatives.

At a special meeting of the Board on April 2, 2009, the Board discussed potential strategic initiatives and the need to engage a financial advisor to assist the Company in its exploration of potential strategic alternatives. In light of the fact that such an exploration was expected to be time intensive and in order to ensure an efficient process, the Board believed it was prudent and in the best interests of the Company and its stockholders to form a special committee to provide recommendations to the Board regarding potential strategic initiatives. At the meeting, the Board’s outside legal counsel advised the Board on its fiduciary duties in connection with considering potential strategic alternatives. The Board formed a special committee, designated as the Strategic Coordination Committee, to review with the Company’s management the market position, capital structure and other strategic factors applicable to the Company and recommend to the Board actions with respect to a wide range of strategic alternatives for the Company, including a potential buyback of the Company’s common stock, a potential reverse stock split, and/or one or more strategic relationships with third parties. The Board appointed F. Philip Handy, Michael J. Soenen and Mark R. Sotir to the Strategic Coordination Committee.

In April and May 2009, the Strategic Coordination Committee interviewed several investment banking firms to serve as financial advisor to the Company. In April 2009, in an effort to enhance stockholder value, the Board took action with respect to two strategic initiatives. On April 13, 2009, the Board authorized a $5 million stock repurchase program. On April 27, 2009, the Board recommended that the Company’s stockholders approve a one-for-three reverse stock split of the outstanding Shares at the annual meeting of stockholders scheduled for June 11, 2009. The Company’s stockholders approved the reverse stock split on June 11, 2009, and its implementation was approved by the Board to take effect prior to the opening of markets on July 7, 2009. Also, in mid-June 2009, upon the recommendation of the Strategic Coordination Committee, the Company engaged Harris Williams & Co. (“Harris Williams”) as a financial advisor to assist the Company in connection with the Company’s exploration of potential strategic alternatives.

In August and September 2009, the Board met several times to discuss with management and Harris Williams potential strategic alternatives that might be available to the Company, including declaring a special cash dividend and a potential sale of the Company. On October 5, 2009, the Board declared a special cash dividend of $2.00 per Share, which was paid on October 22, 2009 to the Company’s stockholders of record as of October 15, 2009.

On December 8, 2009, and February 16, 2010, the Board met again to review potential strategic alternatives and current market conditions. At the December 8, 2009 meeting, the Board discussed third parties that might potentially be interested in pursuing a strategic transaction with the Company. Over the next several weeks, an executive summary of a preliminary confidential information memorandum regarding the Company that could be shared with potential strategic partners was prepared. During March 2010, in accordance with the Company’s directives, Harris Williams contacted twelve potential strategic and financial parties to inquire as to their potential interest in a transaction with the Company. The Company executed confidentiality agreements with five of these parties. Each party that executed a confidentiality agreement with the Company was provided an executive summary of a confidential information memorandum. During the course of the strategic review process, several parties expressed doubts to Harris Williams about the Company’s ability to achieve the results in its financial forecasts.

On April 22, 2010, one of these parties (“Bidder A”) submitted to the Board a non-binding indication of interest to acquire for cash all of the outstanding Shares in a going-private transaction.

On May 3, 2010, EGI, whose affiliates owned approximately 26% of the Company’s common stock, informed the Board that it was potentially interested in acquiring the Company. As a result of EGI’s indication of interest, the Board determined that it would be necessary to reconstitute the Strategic Coordination Committee because two of its members were not independent from EGI. At a special meeting of the Board on May 6, 2010, the Board reviewed the indication of interest submitted by Bidder A and reconstituted the Strategic Coordination Committee (as reconstituted, the “Special Committee”) to be comprised of Raymond A. Gross, Marc C. Particelli and Michael J. Soenen, none of whom had any interests with respect to EGI or Bidder A. On May 7, 2010, the

Special Committee met to review the status of the strategic review process and evaluate the indication of interest received from Bidder A and discuss EGI’s expressed interest in possibly acquiring the Company. At the meeting, the Special Committee decided that it would be appropriate for Harris Williams to continue to act as the Company’s financial advisor for the strategic review process after determining that it remained independent of EGI. The Special Committee also engaged Jones Day as legal counsel in connection with the strategic review process and the Special Committee’s activities. Bidder A was subsequently informed that the Special Committee would evaluate Bidder A’s and any other indications of interest received at an upcoming meeting scheduled for mid-May 2010.

On May 13, 2010, the Special Committee met to discuss the strategic review process, including the scope and duration of a potential sale process and the possibility of postponing the process until market conditions improved. Representatives of Jones Day and Harris Williams attended the meeting, and Jones Day provided a description of the duties and obligations of directors in the context of conducting a strategic review process and considering a possible sale of the Company. The Special Committee also elected Michael J. Soenen as chairman.

On May 17, 2010, the Company executed a confidentiality agreement with EGI.

On May 18, 2010, the Special Committee met to discuss the process and timing of contacting a wider range of potentially interested parties. Representatives of Jones Day and Harris Williams attended the meeting, and Jones Day again discussed the duties and obligations of directors in the context of conducting a strategic review process and evaluating a potential sale of the Company. The Special Committee discussed the potential costs and benefits of pursuing a broader exploration of strategic alternatives. At a regularly scheduled meeting of the Board on May 18, 2010, the Special Committee informed the Board that it believed that it would be appropriate for confidential materials relating to the Company to be prepared for possible distribution to interested third parties in connection with a broader exploration of strategic alternatives, but had not determined at that time whether to expand the strategic review process.

On May 19, 2010, at the direction of the Special Committee, Harris Williams held discussions with Bidder A and EGI regarding their requests for due diligence materials, and asked each party to submit written indications of interest by June 8, 2010. Between May 19 and June 8, 2010, Bidder A and EGI conducted preliminary due diligence with Company personnel and submitted lists of potential financing sources to fund a possible acquisition of the Company. On May 28, 2010, the Company provided Bidder A and EGI access to an online data room and additional confidential information relating to the Company.

On June 8, 2010, EGI submitted to the Special Committee a non-binding indication of interest to acquire for cash all of the outstanding Shares at a purchase price of $13.50 per Share. EGI’s indication of interest included a 40-day “go-shop” period following execution of a definitive agreement to enable the Company to continue its strategic review process, and stated an intention to seek at least $60 million in debt financing to support the transaction. The Special Committee met on June 8, 2010 to consider the terms of EGI’s indication of interest and, after discussion of various options available to the Company, the Special Committee determined that it would be prudent and in the best interests of the Company and its stockholders to pursue a broader exploration of strategic alternatives. On June 9, 2010, EGI filed an amendment to its Schedule 13D and publicly disclosed the terms of its proposal. Bidder A did not submit an update to its indication of interest previously submitted on April 22, 2010. On June 9, 2010, the Company issued a press release announcing that it had received non-binding indications of interest from parties potentially interested in pursuing a transaction with the Company, and that a special committee of independent directors of the Board was evaluating these indications of interest and pursuing a broader exploration of strategic alternatives in an effort to enhance stockholder value. The Company also terminated its stock repurchase plan on June 9, 2010.

Over the next several weeks, a summary fact sheet and confidential information memorandum regarding the Company that could be shared with potentially interested parties was prepared and the Company’s online data room was expanded. Beginning on June 17, 2010 and continuing through July 16, 2010, in accordance with the

Special Committee’s directives, Harris Williams contacted 114 potential strategic and financial parties, and provided each with a summary fact sheet. This group of potentially interested parties included 14 strategic parties and 100 financial sponsors. Of the 114 potentially interested parties contacted, 34 executed confidentiality agreements with the Company between June 22 and July 20, 2010, and received copies of the confidential information memorandum describing the Company, which included certain financial forecasts of the Company. See “—Financial Forecasts” below. Each confidentiality agreement executed by the 34 potentially interested parties, including Bidder A and EGI, contained a standstill provision that, among other things, restricted the ability of each such party to acquire or seek to acquire the assets or securities of the Company without the Company’s consent. The Special Committee instructed Harris Williams to inform all potentially interested parties that they should submit preliminary indications of interest to the Special Committee by July 27, 2010.

On July 16, 2010, the Special Committee met to receive an update regarding communications with potentially interested parties. Representatives of Jones Day and Harris Williams attended the meeting, and Harris Williams summarized the interest levels expressed by the various parties in exploring a possible transaction with the Company. The Special Committee met again on July 23, 2010 to receive an additional update from Harris Williams regarding the status of the various potentially interested parties. At the meeting, the Special Committee discussed the merits of the Company independently pursuing its current strategic plan, and the risks involved in successfully implementing such plan in light of the Company’s historical performance.

Between July 26 and July 28, 2010, six potentially interested parties submitted letters indicating an interest in acquiring the Company. All six of these parties were financial sponsors, and included Bidder A and EGI. Preliminary purchase prices ranged from $13.50 to $17.00 per Share. On July 29, 2010, the Special Committee met, together with representatives of Jones Day and Harris Williams, to review the preliminary indications of interest received. Based on the value ranges and other proposed terms of a transaction included in each of these indications of interest, the Special Committee determined to permit four of the six potentially interested parties to proceed in the process, including Bidder A. The proposals from these four advancing parties included proposed purchase prices that ranged from $15.00 per Share to $17.00 per Share. The Special Committee instructed Harris Williams to inform the two non-advancing parties that had submitted indications of interest, including EGI, whose indication of interest restated its existing proposed purchase price of $13.50 per Share, that the Special Committee was focusing its attention and the Company’s resources on the highest offers received in the strategic review process. The Special Committee further instructed Harris Williams to assist senior management of the Company with finalizing a management presentation for the advancing parties.

On July 30, 2010, the Special Committee met to receive an update regarding conversations with representatives of EGI regarding EGI’s potential exclusion from the strategic review process. Representatives of Harris Williams informed the Special Committee that EGI had expressed surprise and disappointment in being omitted from the process and that EGI had asked what it needed to do to remain part of the process. The Special Committee instructed Harris Williams to inform EGI that the Special Committee did not believe it would be in the best interest of the Company to pursue further discussions with EGI at EGI’s current level of interest. On July 31, 2010, EGI submitted a proposal that increased its bid from $13.50 per Share to a range of $14.00 to $17.00 per Share. At a meeting on August 2, 2010, the Special Committee discussed EGI’s revised indication of interest and instructed Harris Williams to include EGI in the next phase of the strategic review process. At the meeting, the Special Committee also considered a request from Bidder A for exclusivity and expense reimbursement as a condition to remaining part of the strategic review process. Bidder A stated that its fund size, relative to EGI and other assumed participants in the strategic review process, prevented it from competing in the process as a stalking horse for other more highly capitalized participants. The Special Committee discussed the value of having Bidder A remain in the strategic review process, and instructed Harris Williams to inform Bidder A that the Special Committee would consider granting exclusivity and expense reimbursement at a later stage in the strategic review process.

On August 12, 2010, the Company provided the remaining bidders with access to the Company’s online data room and additional confidential information of the Company. From August 9 to August 20, 2010, the

Company’s senior management made separate presentations to each of the five selected bidders and, in some cases, their potential financing sources at the offices of Jones Day in Chicago. On August 11, 2010, the Company made a management presentation to Bidder A and, on August 13, 2010, the Company made a management presentation to EGI. The Company made a management presentation to another bidder (“Bidder B”) on August 16, 2010, and another bidder (“Bidder C”) on August 17, 2010, and another bidder (“Bidder D”) on August 10, 2010. On August 13, August 18, and August 20, 2010, the Special Committee met to receive updates regarding the continued levels of interest of the bidders following the management presentations. Based on the lack of interest expressed by Bidder B, Harris Williams informed the Special Committee that it did not believe that Bidder B would conduct additional due diligence or submit a subsequent bid. Bidder B did not submit a subsequent bid. At each of these meetings the Special Committee discussed Bidder A’s request for expense reimbursement and the potential terms of an expense reimbursement agreement. At the meeting on August 20, 2010, the Special Committee also discussed and approved the contents of a letter to the bidders soliciting final bids.

On August 20, 2010, instruction letters for final bids were sent to the five bidders that received management presentations. The letter indicated that a draft merger agreement would be prepared by Jones Day and provided to bidders to submit as part of their final bids. The letters indicated that final bids were due no later than 12:00 p.m. (Eastern time) on September 30, 2010, and bidders were advised that offers that included committed financing arrangements and otherwise minimized or eliminated conditionality or delay would be favorably received.

On August 30, 2010, the Company entered into an expense reimbursement agreement with Bidder A. This agreement provided that the Company would reimburse Bidder A for up to $1 million of its out-of-pocket costs and expenses in connection with its evaluation of the Company and the negotiation and documentation of a potential transaction so long as Bidder A submitted a final bid with a purchase price of at least $15.60 per Share and substantially completed financing commitment letters sufficient to fund the entire purchase price. Bidder A was not granted exclusivity.

Between August 20 and September 23, 2010, the bidders and their potential financing sources conducted financial, legal, accounting, intellectual property, human resource and tax due diligence of the Company. On September 1, 2010, Bidder C met with senior management of the Company for a second time at the offices of Jones Day in Chicago to conduct in-person due diligence.

At a special meeting of the Board on September 2, 2010, senior management of the Company presented to the Board a revised financial forecast of the Company for the same periods covered by the forecast included in the confidential information memorandum that had been distributed to potentially interested parties, which forecast reflected lower financial performance for the Company as compared to the information contained in the confidential information memorandum. See “—Financial Forecasts” below. On September 3, 2010, the Special Committee met to discuss the revised financial forecast and its potential impact on the strategic review process. The Special Committee also reviewed the material terms of the proposed merger agreement that would be provided to the bidders. Representatives of Jones Day described the structure of the proposed transaction and key provisions relating to representations and warranties, covenants, financing contingencies and other closing conditions, termination rights and the payment of potential fees and expenses, and other material terms.

On September 9, 2010, senior management of the Company had conference calls with Bidder C and Bidder D and met with EGI to discuss the revised financial forecast. On September 9, 2010, Bidder C notified Harris Williams that it had decided not to proceed with the Company’s strategic review process. On September 13, 2010, Bidder D notified Harris Williams that it had decided not to proceed with the Company’s strategic review process. On September 6, 2010, Bidder A submitted to Harris Williams an outline of its remaining due diligence requests. On September 10, 2010, senior management of the Company held a conference call with Bidder A to discuss the revised financial forecast. Bidder A met with senior management of the Company on September 15 and September 16, 2010 to discuss the revised financial forecast and certain outstanding due diligence items.

On September 17, 2010, a draft merger agreement was made available to the bidders. On September 21, 2010, Bidder A informed Harris Williams that it could not sustain the proposed purchase price in its initial bid, and indicated that its final bid would likely be an alternative investment in the Company at a price no greater than $12.00 per Share.

On September 29, 2010, a representative of EGI informed representatives of Jones Day that EGI would not be in a position to submit its final bid by the 12:00 p.m. (Eastern time) deadline on September 30, 2010. In the evening of September 30, 2010, a representative of EGI informed Harris Williams that EGI needed additional time to complete its work in order to submit a final bid with committed financing. The Special Committee met on October 1, 2010, and after deliberation agreed to extend the bid submission deadline for EGI to the close of business on October 4, 2010. In the afternoon of October 4, 2010, EGI submitted a written proposal with a purchase price of $13.50 per Share, together with an executed debt commitment letter to obtain senior credit facilities in an aggregate amount of $56,666,667 to finance the proposed acquisition, subject to the completion of (i) an orderly liquidation value analysis of the Company and (ii) third-party confirmatory due diligence with respect to the Company’s information technology. EGI’s bid also included preliminary comments to the draft merger agreement.

The Special Committee met on the evening of October 4, 2010, and discussed EGI’s proposal, the strength of its financing commitment, the scope of its comments to the draft merger agreement, and whether $13.50 per Share was within the acceptable range of valuation for the Company. The Special Committee also discussed the potential impact of management’s revised financial forecast and the Company’s lower financial performance on EGI’s decision to reduce its proposed purchase price from the range of $14.00 to $17.00 per Share offered on July 31, 2010 to $13.50 per Share. The Special Committee considered the extent to which the decisions by Bidder C and Bidder D to abandon the strategic review process, by Bidder A to restructure its proposal and reduce its proposed price to a maximum of $12.00 per Share, and by EGI to reduce its purchase price, were attributable to the Company’s weaker than expected results of operations and the continued challenges caused by the ongoing general economic slowdown. After deliberation, the Special Committee instructed Harris Williams to seek a higher purchase price from EGI.

In the morning of October 6, 2010, the Special Committee met to receive an update regarding conversations with representatives from EGI. Harris Williams informed the Special Committee that after discussions with EGI on October 4 and October 5, 2010, EGI indicated that it would consider raising its purchase price to $13.75 per Share if the Company were prepared to move forward to negotiate a transaction. At the meeting, Harris Williams discussed with the Special Committee the results of the Company’s strategic review process, including EGI’s bid. The Special Committee discussed the prices offered by each bidder in the strategic review process and, based on the variations between the prices offered or discussed by each participant in the process, on the one hand, and the financial forecasts in the confidential information memorandum and the reforecast based on the Company’s financial results through July 2010 on the other, the Special Committee questioned whether the financial forecasts in the confidential information memorandum and the reforecast were reflective of the performance prospects of the Company. Harris Williams reiterated to the Special Committee that a number of the participants in the strategic review process had raised doubts about the Company’s ability to achieve the results in the financial forecasts that had been provided to them, and that each of these participants had discounted management’s forecasts when reaching their conclusions as to the value of the Company. After discussion, the Special Committee decided to ask senior management to revisit the forecasts utilized during the strategic review process and provide the Special Committee with an updated financial forecast to supplement the Special Committee’s ability to assess the proposals received to date in the strategic review process. At the meeting, representatives of Jones Day also summarized the proposed changes to the merger agreement made by EGI that were delivered with EGI’s October 4, 2010 bid. After further deliberation, the Special Committee instructed Harris Williams to seek a higher purchase price from EGI. The Special Committee also discussed EGI’s proposed changes to the draft merger agreement and instructed Jones Day to proceed with negotiations regarding certain non-economic issues in the merger agreement pending the final determination of EGI’s purchase price.

In the afternoon of October 6, 2010, the Special Committee met to receive an update from Harris Williams regarding conversations earlier in the day with EGI in which EGI had indicated that it could not increase its proposed purchase price above $13.75 per Share. Later in the afternoon of October 6, 2010, EGI submitted a revised written proposal with a purchase price of $13.75 per Share. EGI informed the Special Committee that its revised proposal was contingent upon the satisfactory results of an orderly liquidation value analysis of the Company and a review by EGI’s advisors of the Company’s information technology. EGI further informed the Special Committee that it was prepared to commence these due diligence reviews immediately so that it would be in a position to move forward with a potential transaction if that was the recommendation of the Special Committee. EGI also requested that the Company reimburse EGI for the third-party expenses associated with these due diligence reviews up to an amount not to exceed $70,000. On October 7, 2010, the Special Committee agreed to reimburse EGI for the third-party expenses associated with these due diligence reviews up to $70,000, and instructed Jones Day to continue negotiations on the draft merger agreement with EGI.

On October 8, 2010, senior management of the Company delivered to the Special Committee an updated financial forecast of the Company for the fiscal years ending December 31, 2010 through 2014 (the “Financial Forecast”). See “—Financial Forecasts” below.

On October 10, 2010, Jones Day circulated a revised draft of the merger agreement to EGI.

On October 11, 2010, the Special Committee met with Christopher J. Locke, the Chief Financial Officer of the Company, to discuss the Financial Forecast. At the meeting, Mr. Locke informed the Special Committee that the Financial Forecast had been prepared to reflect assumptions that senior management of the Company believed more realistically indicated achievable results for the Company than the assumptions underlying the Company’s prior forecasts. The Special Committee discussed the Financial Forecast and, at the conclusion of this discussion, the Special Committee indicated that in its view the Financial Forecast presented a more realistic representation of the prospects for the Company. The Special Committee instructed Harris Williams to focus on the Financial Forecast when preparing financial analyses for the Special Committee’s consideration.

On October 12, 2010, representatives of EGI, EGI’s outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), and Jones Day met at the offices of Jones Day in Chicago to discuss the key open issues in the draft merger agreement, including the need for affiliates of EGI that own Shares to agree to tender or vote their Shares in favor of a transaction. The parties also discussed the need for EGI to guarantee the obligations of its acquisition entities under the merger agreement. After the meeting on October 12, 2010, Jones Day circulated a draft of the tender and support agreement to Skadden Arps. On October 13, 2010, Skadden Arps provided comments to the revised draft of the merger agreement.

On October 15, 2010, the Special Committee met with Ronald L. Blake, the President and Chief Executive Officer of the Company, to discuss the Financial Forecast. At the meeting, Mr. Blake confirmed that he believed that the Financial Forecast presented by Mr. Locke at the October 11, 2010 Special Committee meeting was a realistic forecast of the Company’s anticipated financial performance. At the meeting, Harris Williams discussed with the Special Committee financial aspects of EGI’s $13.75 per Share proposal. The Special Committee also received a detailed description from representatives of Jones Day regarding EGI’s proposed changes to the merger agreement.

On October 18, 2010, Jones Day circulated a draft of a limited guarantee and a revised draft of the merger agreement to Skadden Arps. On October 19, 2010, Skadden Arps circulated its comments to the revised draft of the merger agreement and a revised draft of the tender and support agreement to Jones Day. On October 20, 2010, Jones Day circulated a revised draft of the limited guarantee and a revised draft of the merger agreement to Skadden Arps. On October 21, 2010, Skadden Arps circulated comments to the tender and support agreement to Jones Day.

In the morning of October 22, 2010, representatives of EGI informed representatives of Jones Day that EGI was considering a possible purchase price reduction. Also in the morning of October 22, 2010, representatives of

Skadden Arps informed representatives of Jones Day that EGI had not completed its internal due diligence review and would not be in a position to execute a definitive merger agreement until October 25, 2010. In the afternoon of October 22, 2010, the Special Committee met to consider EGI’s possible purchase price reduction and apparent inability to finalize its ongoing due diligence until October 25, 2010 at the earliest. Following the Special Committee meeting, the Board held a meeting to receive an update from the Special Committee on the most recent activity in the strategic review process. At the meeting, Mr. Soenen informed the members of the Board that issues remained to be negotiated with EGI. The Special Committee recommended that the Board schedule a meeting for October 26, 2010 to review the proposed EGI transaction.

On October 25, 2010, EGI informed the Special Committee that it was reducing its proposed purchase price to $13.65 per Share due to additional transaction-related expenses that EGI had not anticipated when it submitted its proposal.

In the morning of October 26, 2010, the Special Committee met to discuss EGI’s revised purchase price. At the meeting, representatives of Jones Day described the unresolved issues in the merger agreement. In the afternoon of October 26, 2010, the Special Committee reconvened to receive an update from Mr. Soenen regarding conversations with EGI. Mr. Soenen informed the Special Committee that the Company was able to reduce certain transaction-related expenses that EGI had not anticipated and that EGI was prepared to execute a merger agreement at a purchase price of $13.75 per Share. Following the Special Committee meeting, the Board held a meeting to receive an update from the Special Committee. At the meeting, Mr. Soenen informed the members of the Board that an agreement in principle on the main issues had been reached with EGI, and that EGI needed approximately six hours to finalize its financing commitments. The Special Committee recommended that the Board schedule a meeting for October 27, 2010 to review the proposed EGI transaction.

On the evening of October 26, 2010, Skadden Arps circulated a revised draft of the merger agreement to Jones Day.

On October 27, 2010, the Special Committee met to review the proposed EGI transaction. At the meeting, representatives from Jones Day described the duties and obligations of the Special Committee in evaluating the transaction with EGI and recommending a sale of the Company, including the duties of care, loyalty and disclosure to the Company and its stockholders, and the duty of the Board to obtain the highest value reasonably available for stockholders in the transaction. Also at this meeting, Harris Williams reviewed with the Special Committee its financial analysis of the $13.75 per Share consideration and rendered to the Special Committee an oral opinion, which opinion was confirmed by delivery of a written opinion dated October 27, 2010, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in its opinion, the $13.75 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than EGI, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares) was fair, from a financial point of view, to such holders. See “—Opinion of the Special Committee’s Financial Advisor” below. The Special Committee then resolved to recommend to the Board that it approve the merger agreement and related documents and recommend to the stockholders that they tender their Shares in the Offer.

Following the Special Committee meeting, the Board met on October 27, 2010, to review presentations from Harris Williams and Jones Day and receive the recommendation of the Special Committee regarding the proposed transaction with EGI. Drafts of the transaction documents, including the merger agreement, and other materials prepared by Harris Williams and Jones Day were distributed to the members of the Board in advance of the meeting. Harris Williams summarized the presentation that Harris Williams had reviewed with the Special Committee earlier that day regarding the strategic review process and its financial analysis of the $13.75 per Share consideration. Jones Day made a presentation regarding the negotiated terms of the merger agreement with EGI and the directors’ fiduciary duties in considering the authorization of the merger agreement and the recommendation to the stockholders of the Company that they tender their Shares in the Offer. Following these presentations and discussions among the members of the Board, the Special Committee unanimously recommended to the Board that it approve the merger agreement and recommend to the stockholders that they tender their Shares in the Offer. Because of their respective affiliations with EGI and its affiliates, directors Donald J. Liebentritt, Mark R. Sotir and F. Philip Handy indicated their intention to recuse themselves for the vote approving the transaction with EGI. Later in the evening following review of the Company’s press release and other transaction-related communications, the Board reconvened with F. Philip Handy unable to attend, and received an update from representatives of Jones Day regarding the status of the press release and other communications. Mr. Blake reminded the Board that he would earn certain payments and certain of his benefit awards would accelerate in the event of a transaction with EGI. See “—Arrangements with Current Executive Officers and Directors of the Company” under Item 3 above. Following such discussion, Mr. Liebentritt and Mr. Sotir recused themselves from the meeting due to their respective relationships with EGI and its affiliates, and the remaining directors present at the meeting unanimously approved the Merger Agreement and related documents and resolved to recommend that the stockholders of the Company tender their Shares in the Offer.

Early in the morning of October 28, 2010, the parties executed the Merger Agreement and related documents. On October 28, 2010, before the stock market opened, the Company issued a press release announcing the transaction.

Reasons for the Recommendation of the Special Committee and the Board of Directors

The Special Committee. EGI and its affiliates are collectively the largest stockholder of the Company and three members of the Board are either EGI employees or maintain ties to EGI and its affiliates. Accordingly, the Board established the Special Committee to explore strategic alternatives, and evaluate, negotiate and make recommendations to the Board in connection with the proposed transaction with EGI and any transaction with other potentially interested parties. The Special Committee, with the assistance of independent legal and financial advisors, evaluated and negotiated the transaction, including the terms and conditions of the Offer, the Merger Agreement and the related agreements. Following the negotiations, the Special Committee unanimously determined that the transactions contemplated by the Offer and the Merger Agreement were advisable and substantively and procedurally fair to and in the best interests of the Company’s stockholders that are unaffiliated with EGI and its affiliates, and recommended that the Merger Agreement be approved by the Board and that the Board resolve to recommend that the stockholders of the Company tender their Shares in the Offer.

In the course of reaching its determination and making the recommendation described above, the Special Committee considered a number of factors and a substantial amount of information, including at 32 committee meetings since May 6, 2010 and during substantial additional discussions in between such meetings. The principal factors and benefits that the Special Committee believes support its conclusion are set forth below:

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Financial Condition and Prospects of the Company. The Special Committee considered a number of factors impacting the business, operations, prospects, business strategy, properties and assets of the Company, including the financial condition of the North American economy, and that of the United States in particular which is slowly emerging from a recession of extended duration, and the future economic environment that may continue to be less favorable than that of recent years. In particular, the Special Committee considered the current and expected conditions in the general economy and in the restaurant industry as well as the challenges posed to the Company’s marketing services and marketing credits programs on a going-forward basis. The Special Committee also considered the significant costs associated with being a publicly-owned company as well as the risks and burdens associated with managing public quarterly earnings targets, continual public disclosure requirements and stockholder relations efforts. The Special Committee discussed at length the projected reductions in consumer spending in the foreseeable future as well as the continued reduced access to credit and external financing sources resulting from the recent economic slowdown. Further, the Special Committee discussed and deliberated at length concerning the Company’s historical and current financial performance, including the risks associated with achieving and executing the Company’s business plan and strategy particularly in light of the risk of a sustained economic downturn. Based on these considerations, the costs and operating restrictions associated with continuing to maintain the

Company as a public company, and the substantial risks attendant to the ability to execute the Company’s strategic plan, the Special Committee believes that a sale of the Company at the Offer Price is in the best interests of the Company and its stockholders.

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Historical Trading Prices; Premium to Market Price. The Special Committee considered the relationship of the Offer Price and the Merger Consideration to the historical and projected market prices of the Shares on NASDAQ. The Offer Price represents:

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approximately a 39% premium over the closing price of the Shares on NASDAQ on June 8, 2010, the day before the Company issued a press release (i) indicating that it had received indications of interest in pursuing a strategic transaction and (ii) announcing that the Company was pursuing a broader exploration of strategic alternatives; and

•	approximately a 14% dividend adjusted premium to the average closing price of the Shares on NASDAQ during the twelve months ended June 8, 2010.

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Strategic Alternatives. The Special Committee considered its recent evaluations of the Company’s strategic alternatives, including (i) independently pursuing the current strategic plan in light of the risks involved in successfully implementing such plan based on the historical performance of the Company, or (ii) selling the Company to another bidder. After carefully considering these alternatives, the Special Committee determined that a sale of the Company to Parent on the terms proposed in the Merger Agreement was the best alternative.

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Solicitation of Other Parties. The Special Committee also considered (i) the fact that a strategic review process was conducted in which 114 third parties were contacted to solicit interest in a possible transaction with the Company, but no alternative proposals providing for the acquisition of the Company on terms comparable or superior to the Offer were received, (ii) whether parties other than Parent would be willing or capable of entering into a transaction with the Company that would provide value to the Company’s stockholders superior to the cash price to be paid pursuant to the Offer and the Merger, (iii) the risks of the proposed transaction with Parent, and the risks to the Company’s business that may have resulted from a continuation or termination of the strategic review process, and (iv) the fact that the Board could terminate the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement), subject to payment of a termination fee and reimbursement of certain of Parent’s expenses prior to the purchase of Shares in the Offer.

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Cash Tender Offer; Certainty of Value. The Special Committee considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration. The Special Committee also considered that, while the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Company’s exploration of strategic alternatives on June 8, 2010, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

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Timing of Completion. The Special Committee considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, which should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which stockholders (other than Parent, Purchaser and stockholders who perfect their appraisal rights under the DGCL) will receive the same consideration as received by stockholders who tender their Shares in the Offer. The Special Committee also considered the business reputation of EGI and the substantial financial resources of EGI and, by extension, Parent and Purchaser, which the Special Committee believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Opinion of Financial Advisor. The Special Committee considered the opinion and related financial analyses of Harris Williams, dated October 27, 2010, to the Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, of the $13.75 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than EGI, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares), as more fully described below under “—Opinion of the Special Committee’s Financial Advisor.” Holders of Shares are encouraged to read the opinion, as set forth in Annex A hereto and incorporated herein by reference, carefully in its entirety.

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Terms of the Merger Agreement. The Special Committee reviewed, considered and discussed with the Company’s management and outside advisors the terms and conditions of the Merger Agreement. The Special Committee believed that the provisions of the Merger Agreement were in the best interests of the Company and the Company’s stockholders. In particular:

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No Financing Condition; Reverse Termination Fee. The Special Committee considered the representation and covenant of Parent that it will have available sufficient cash and other financial resources to satisfy its obligations to cause Purchaser to purchase and pay for Shares pursuant to the Offer and to cause the Surviving Corporation to pay the aggregate Merger Consideration, and the fact that the Offer is not subject to a financing condition. The Special Committee further considered Parent’s obligation to pay a reverse termination fee of $4,360,000 and reimburse the Company’s expenses up to $750,000 in the event that Parent fails to obtain the financing for the transaction prior to December 31, 2010.

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Guarantee of EGI Affiliate. The Special Committee considered the fact that EGI-Fund (08-10) Investors, L.L.C., an affiliate of EGI with assets substantially in excess of $50 million, has guaranteed the obligations of Parent and Purchaser in the event that the reverse termination fee and expenses of the Company become payable under the Merger Agreement.

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Ability to Respond to Certain Unsolicited Takeover Proposals. The Special Committee considered the fact that the Merger Agreement, while prohibiting the Company, its subsidiaries and its representatives from, directly or indirectly, (1) initiating, soliciting or knowingly encouraging the submission or announcement of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to an Acquisition Proposal (as defined in the Merger Agreement), or (2) engaging with any third party in any discussions or negotiations concerning, or furnishing any confidential information to any third party in connection with, an Acquisition Proposal, and while prohibiting the Board and the Special Committee from (a) approving or recommending, or publicly proposing to approve or recommend, any Acquisition Proposal, (b) causing or permitting the Company or any of its subsidiaries to enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement with respect to any Acquisition Proposal, or (c) failing to make, withdrawing or modifying in a manner adverse to Parent or Purchaser, or resolving or publicly proposing to withdraw or modify in a manner adverse to Parent or Purchaser, the Board’s recommendation, the Merger Agreement does permit the Company, in response to an unsolicited Acquisition Proposal received from a third party after the date of the Merger Agreement and before the Acceptance Time, which did not result from a breach of the foregoing prohibitions, to furnish information regarding the Company and to participate in negotiations regarding such Acquisition Proposal, assuming (i) the Special Committee determines in good faith, after consultation with outside counsel and financial advisors, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal and (ii) after consultation with its outside counsel, the Board (acting upon the recommendation of the Special Committee) determines in good faith that failure to take such action would be inconsistent with its fiduciary duties. In addition, the Special Committee considered the fact that, subject to certain limitations, the Board may terminate the Merger Agreement to accept a Superior Proposal, subject to payment of a termination fee and reimbursement of certain expenses.

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Change in Recommendation/Termination Right to Accept Superior Proposals. The Special Committee considered the provisions in the Merger Agreement that provide for the ability of the Board (i) to withdraw, modify or change in a manner adverse to Parent and Purchaser, the recommendation of the Board to the Company’s stockholders that they accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, vote their Shares in favor of the approval of the Merger and of the adoption of the Merger Agreement, and/or (ii) to terminate the Merger Agreement, in each case if certain conditions are satisfied, including: (a) the Company has received an Acquisition Proposal that the Board (acting upon the recommendation of the Special Committee) concludes in good faith, after consultation with outside counsel and financial advisors, is a Superior Proposal, (b) at least four (4) business days’ prior written notice is given to Parent and Purchaser of the Board’s intent to take such action, (c) the Company will have taken into account any changes to the terms of the Merger Agreement proposed by Parent in response to such notice, (d) the Company and its representatives, during such notice period, must negotiate with Parent in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that the Acquisition Proposal ceases to be a Superior Proposal, and (e) if the Company terminates the Merger Agreement, the Company must pay the termination fee and expenses of Parent described below.

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Termination Fee. The Special Committee considered the termination fee of $2,180,000 and reimbursement of Parent’s expenses up to $750,000 that could become payable pursuant to the Merger Agreement under certain circumstances, including to terminate the Merger Agreement to accept a Superior Proposal. The Special Committee considered Parent’s insistence as a condition to its offer that the Company would be obligated to pay this termination fee and expense reimbursement, under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

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Extension of Offer Period. The Special Committee considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, certain subsequent expiration dates.

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Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Special Committee considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer. The Special Committee further considered the fact that, if the Merger is not completed, the Company’s officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The Special Committee further considered the fact that, if the Merger is not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers and employees.

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Short Form Merger. The Special Committee took into account that the Merger Agreement grants Parent the right, if the Offer is successful, to purchase, under certain circumstances, enough authorized but unissued Shares to achieve the 90% threshold required to effect a “short form” merger to acquire the remaining equity of the Company pursuant to Section 267 of the DGCL, without additional approval of the Board.

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Appraisal Rights. The Special Committee considered the availability of appraisal rights with respect to the Merger for Company stockholders who properly exercise their rights under the DGCL, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their Shares at the completion of the Merger.

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Pre-Closing Covenants. The Special Committee considered that, under the terms of the Merger Agreement, the Company has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Special Committee further considered that these terms may limit the ability of the Company to pursue business opportunities that it might otherwise pursue.

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Tax Treatment. The Special Committee considered that the consideration to be received by the holders of Shares in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

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Regulatory Approval and Third Party Consents. The Special Committee considered the regulatory approvals and third party consents that may be required to consummate the Offer and the prospects for receiving any such approvals and consents.

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Tender and Support Agreements. The Special Committee noted that the stockholders who entered into the Tender and Support Agreement control approximately 12.1% of the outstanding Company Common Stock and have agreed to tender their Shares in the Offer.

In the course of reaching its determination and making the recommendation described above, the Special Committee also considered a variety of risks and other potentially negative factors of the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including the following:

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No Stockholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction would prevent stockholders from participating in any future earnings or growth of the Company, and stockholders would not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engaged in future strategic or other transactions or as a result of improvements to the Company’s operations.

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Taxable Consideration. The gains from the sale of Shares at the Offer Price would be taxable to holders of Shares for U.S. federal income tax purposes, and any gains from any appraisal proceeding would be taxable for U.S. federal income tax purposes to the holders of Shares who perfect their appraisal rights.

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Effect of Public Announcement. The Special Committee considered the potentially negative effect of a public announcement of the Merger Agreement on the Company’s operations, stock price and employees and its ability to attract and retain key management and sales personnel.

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Effect of Failure to Complete Transactions. The Special Committee considered potential negative effects if the Offer and the Merger and the other transactions contemplated by the Merger Agreement were not consummated, including:

•	the trading price of the Shares could be adversely affected;

•	the Company would have incurred significant transaction and opportunity costs attempting to consummate the transactions;

•	the Company could lose customers, suppliers, business partners and employees after the announcement of the Offer;

•	the Company’s business may be subject to significant disruption;

•	the market’s perceptions of the Company’s prospects could be adversely affected; and

•	the Company’s directors, officers, and other employees would have expended considerable time and effort to consummate the transactions.

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Interim Restrictions on Business. As previously disclosed, the Special Committee considered restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger that require the Company to operate its business in the ordinary course of business and other restrictions, other than with the consent of EGI, that could delay or prevent the Company from undertaking business opportunities that could arise prior to the consummation of the Offer and the Merger.

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Termination Fee. As previously disclosed, the Special Committee considered the termination fee of $2,180,000 and reimbursement of Parent’s expenses up to $750,000 that could become payable pursuant to the Merger Agreement under certain circumstances, including to terminate the Merger Agreement to accept a Superior Proposal. The Special Committee considered Parent’s insistence as a condition to its offer that the Company would be obligated to pay this termination fee and expense reimbursement, under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

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Interests of the Board and Management. The Special Committee considered the possibility that the executive officers and directors of the Company could have interests in the transactions contemplated by the Merger Agreement that would be different from, or in addition to, those of the Company’s stockholders.

The Special Committee believes that sufficient safeguards were and are present to ensure the procedural fairness of the transaction and to permit the Special Committee to represent effectively the interests of Company’s stockholders that are unaffiliated with EGI and its affiliates. These procedural safeguards include the following:

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Special Committee Authority. The Special Committee had the exclusive authority to negotiate the terms of the transaction on behalf of the Company, had no obligation to recommend the approval of the transaction, and had the power to reject the proposed transaction on behalf of the Company.

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Minimum Condition. The Merger Agreement contains a minimum condition that at least 75% of the outstanding Shares must be validly tendered and not withdrawn in the Offer (the “Minimum Condition”). In order to satisfy the Minimum Condition, more than a majority of Shares owned by stockholders who are unaffiliated with Parent and Purchaser must also be tendered in the Offer.

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Advisors. The Special Committee engaged Jones Day, as legal advisor, and Harris Williams, as financial advisor, which the Special Committee determined had no relationships that would compromise their independence.

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Interests of the Special Committee. The Special Committee is comprised of three independent Company directors who are not affiliated with EGI and its affiliates and are not employees of the Company or any of its affiliates. Other than the receipt of Board and Special Committee fees and reimbursement of expenses, which are not contingent upon the consummation of the transaction or the Special Committee’s recommendation of the transaction, and their indemnification and liability insurance rights under the Merger Agreement, members of the Special Committee do not have an interest in the transaction different from that of the Company stockholders that are unaffiliated with EGI and its affiliates.

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Recommendation Changes and Termination. Under the terms of the Merger Agreement, the Board, acting through or consistent with the recommendation of the Special Committee, may withdraw, modify or qualify its recommendation, or terminate the Merger Agreement, under certain circumstances. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchaser—The Merger Agreement.”

Given the procedural safeguards described above, the Special Committee did not consider it necessary to retain, and did not retain, an unaffiliated representative to act solely on behalf of the Company’s unaffiliated stockholders for purposes of negotiating the terms of the Offer and the Merger or preparing a report concerning the fairness of the transaction.

The foregoing discussion of information and factors considered by the Special Committee is not intended to be exhaustive, but is believed to include all of the material factors considered by the Special Committee. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendations. Rather, the Special Committee viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In considering the factors discussed above, individual members of the Special Committee may have given different weight to different factors.

The Special Committee’s consideration of the factors described above reflects its assessment of the fairness of the Offer Price to the Company’s stockholders that are unaffiliated with Parent, Purchaser and EGI in relation to the going-concern value of the Company on a stand-alone basis. In reaching the conclusion as to fairness, the Special Committee did not consider the liquidation value or net book value of the Company. The liquidation value was not considered because the Special Committee considers the Company to be a viable going concern with its value derived from cash flows from its continuing operations rather than its assets. In addition, because the Company’s assets include a significant amount of intangible assets, leased properties and other assets that are not readily transferable or are subject to restrictions on their transfer in a liquidation scenario, the Special Committee believes that the Company is not susceptible to a meaningful liquidation valuation. The net book value was not considered as (1) the Company’s business is not hard-asset intensive and (2) the Company’s business is not otherwise of a nature whose value is traditionally measured as a multiple of book value. Therefore, the Special Committee believes that each of the liquidation value and the net book value of the Company is irrelevant to a determination as to whether the Offer is fair to stockholders that are unaffiliated with the Parent, Purchaser and EGI.

The Special Committee also did not review the purchase prices paid in recent purchases of Shares by the Company or any director, officer or affiliate of the Company because, to the Special Committee’s knowledge, there have not been any such transaction in the past sixty days and it did not consider any transactions that may have occurred prior to the last sixty days to be material to its consideration of the Offer and the Merger.

Except as discussed above in “—Background of the Offer and Merger,” to the knowledge of the Special Committee, there have been no firm offers made by any person, other than Parent and Purchaser, during the two years preceding the date hereof for (1) the merger or consolidation of the Company with or into another company, or vice versa, (2) the sale or other transfer of all or any substantial part of the assets of the Company or (3) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

The Board of Directors. The Board met on October 27, 2010 to consider the Offer, the Merger Agreement and the transactions contemplated thereby. The Special Committee and its legal and financial advisors provided a summary of the strategic review process, the financial analysis regarding the Offer Price that had been reviewed with the Special Committee earlier that day, the terms of the Merger Agreement and related documents, and other factors relevant to the Offer. After this review and discussion, the Board was given the opportunity to ask questions and obtain additional information. On the basis of the Special Committee’s recommendations and the other factors described below, the members of the Board that participated in the vote on October 27, 2010 approving the transaction with EGI, among other things, (1) adopted the analyses and conclusions of the Special Committee, (2) determined that the Offer, Merger Agreement and the related documents, and the transactions contemplated thereby, including the Merger, are advisable and substantively and procedurally fair to, and in the best interests of the Company and all of its stockholders that are unaffiliated with EGI and its affiliates, and (3) resolved to recommend that the stockholders of the Company tender their Shares in the Offer.

In determining that the Offer, the Merger Agreement and the Merger are advisable and substantively and procedurally fair to, and in the best interests of the Company and its stockholders that are unaffiliated with EGI and its affiliates, the members of the Board that participated in the vote on October 27, 2010 approving the transaction with EGI adopted the analyses and conclusions of the Special Committee and considered:

•	the unanimous determination and recommendation of the Special Committee; and

•	the factors considered by the Special Committee as described above under “—Reasons for the Recommendation of the Special Committee and the Board of Directors—The Special Committee,”

including the positive factors and potential benefits of the Offer, the Merger Agreement and the Merger, the risks and potentially negative factors relating to the Offer, the Merger Agreement and the Merger and the factors relating to procedural safeguards.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendations. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In considering the factors discussed above, individual members of the Board may have given different weight to different factors.

In connection with the consummation of the Offer and the Merger, Mr. Blake, the management member of the Board, may receive benefits and compensation that may differ from the merger consideration the Company stockholders would receive. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company.”

Financial Forecasts

The Company does not as a matter of course make public projections as to future performance, earnings or other results. However, the Company provided an initial financial forecast (the “Initial Financial Forecast”) and a subsequent financial forecast (the “Second Financial Forecast”) to potentially interested parties in the strategic review process, and provided an updated financial forecast prepared by the Company’s management regarding the Company’s anticipated future operations for the fiscal years ending December 31, 2010 through 2014 (as previously defined, the “Financial Forecast”) to the Special Committee. The Special Committee’s financial advisor extended the Financial Forecast through December 31, 2015 at a normalized industry growth rate, as approved by the Special Committee, for use by the Special Committee’s financial advisor in connection with its opinion and related financial analysis. A summary of the Initial Financial Forecast, the Second Financial Forecast and the Financial Forecast is set forth below.

Except as described below, the financial forecasts do not reflect any of the effects of the transaction contemplated by the Offer or the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Merger Agreement or the transactions contemplated thereunder. The financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission (the “SEC”), the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the financial forecasts nor have they expressed any opinion or given any form of assurance with respect to such information or its achievability. The summaries of the financial forecasts are not being included in this Statement to influence your decision whether to tender your Shares pursuant to the Offer, but because the financial forecasts were made available by the Company to potentially interested parties in the strategic review process and the Special Committee.

The financial forecasts make numerous assumptions, many of which are beyond the control of the Company and may not be realized. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult to predict. The financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

The financial forecasts do not reflect revised prospects for the Company’s business, changes in expected general business and economic conditions, changes in the Company’s course of action in response to changes in expected general business and economic conditions, changes in generally accepted accounting principles during the periods covered by the financial forecasts or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. Accordingly, the financial forecasts are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below, and should not be regarded as a representation that they will be achieved. There can be no assurance that the financial forecasts will be realized, and actual results may vary materially from those shown.

The inclusion of the financial forecasts in this Statement should not be regarded as an indication that any of the Company or its affiliates or representatives considered or consider the financial forecasts to be predictive of actual future events, and the financial forecasts should not be relied upon as such. None of the Company or its affiliates or representatives can give you any assurance that actual results will not differ from the financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the financial forecasts to reflect circumstances existing after the date the financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the financial forecasts are shown to be in error. The Company does not intend to make publicly available any update or other revisions to the financial forecasts. None of the Company or its affiliates or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the financial forecasts or that forecasted results will be achieved.

The financial forecasts should be read together with the historical financial statements of the Company, which may be obtained from the Company’s periodic reports filed with the SEC, and in light of the above mentioned assumptions and uncertainties.

The Initial Financial Forecast projected, among other things: (i) revenues of approximately $120.2 million, $138.6 million, $161.6 million, $182.9 million and $200.9 million for the fiscal years ending December 31, 2010 through 2014, respectively, and (ii) earnings before interest, taxes, depreciation and amortization, as adjusted for non-recurring costs (“adjusted EBITDA”), of approximately $23.5 million, $30.7 million, $42.3 million, $52.6 million and $60.5 million for the fiscal years ending December 31, 2010 through 2014, respectively.

The Second Financial Forecast projected, among other things: (i) revenues of approximately $112.9 million, $130.6 million, $155.0 million, $178.3 million and $199.9 million for the fiscal years ending December 31, 2010 through 2014, respectively, and (ii) adjusted EBITDA of approximately $20.7 million, $27.0 million, $38.3 million, $50.2 million and $60.6 million for the fiscal years ending December 31, 2010 through 2014, respectively.

The Financial Forecast projected, among other things: (i) revenues of approximately $113.0 million, $121.2 million, $129.5 million, $137.4 million and $145.1 million for the fiscal years ending December 31, 2010 through 2014, respectively, and (ii) adjusted EBITDA of approximately $20.7 million, $21.7 million, $23.8 million, $25.5 million and $27.6 million for the fiscal years ending December 31, 2010 through 2014, respectively.

THE FINANCIAL FORECASTS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE FUTURE FINANCIAL RESULTS OF THE COMPANY MAY MATERIALLY DIFFER FROM THOSE EXPRESSED IN THE FINANCIAL FORECASTS. MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND VALUES ARE BEYOND THE COMPANY’S ABILITY TO CONTROL OR PREDICT. STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FINANCIAL FORECASTS. THE COMPANY DOES NOT INTEND TO UPDATE OR REVISE THE FINANCIAL FORECASTS.

Opinion of the Special Committee’s Financial Advisor

Harris Williams is acting as financial advisor to the Special Committee in connection with the Offer and the Merger. The Special Committee requested that Harris Williams evaluate the fairness, from a financial point of view, of the $13.75 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than EGI, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares). At a meeting of the Special Committee held on October 27, 2010 to evaluate the Offer and the Merger, Harris Williams delivered to the Special Committee an oral opinion, which opinion was confirmed by delivery of a written opinion dated October 27, 2010, to the effect that, as of that date and based upon and subject to certain assumptions, factors and qualifications, the $13.75 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than EGI, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares) was fair, from a financial point of view, to such holders.

The full text of Harris Williams’ opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Harris Williams in connection with its opinion, is attached to this document as Annex A and is incorporated herein by reference. The description of Harris Williams’ opinion set forth in this document is qualified in its entirety by reference to the full text of Harris Williams’ opinion. Harris Williams’ opinion was intended and provided for the use of the Special Committee (in its capacity as such) in connection with its evaluation of the $13.75 per Share consideration from a financial point of view and did not address any other aspect of the Offer or the Merger. Harris Williams’ opinion is not intended to be and does not constitute a recommendation to the Special Committee, the Board or any other party as to how to act or vote with respect to any matters, including whether any stockholder should tender Shares in the Offer or how any stockholder should act or vote in connection with the Offer or the Merger. Harris Williams was not requested to, and its opinion does not, address the Company’s underlying business decision to pursue the Offer and the Merger and Harris Williams was not asked to consider for purposes of its opinion, and its opinion does not address, the relative merits of the Offer or the Merger as compared to any alternative business strategies or transactions that might exist for the Company or in which the Company might engage. Harris Williams’ opinion was necessarily based on financial, stock market, economic and other conditions and circumstances disclosed to Harris Williams or that existed and could be evaluated by Harris Williams as of the date of its opinion.

In connection with its opinion, Harris Williams:

•	reviewed an execution version, provided to Harris Williams on October 27, 2010, of the agreement and certain related documents;

•	held discussions with certain senior officers, directors, and other representatives of the Company concerning the business, operations, and prospects of the Company;

•

reviewed certain publicly available historical business and financial information relating to the Company and certain financial forecasts and other data relating to the Company prepared by the Company’s management, including the Company’s historical and projected earnings, capitalization, and financial condition;

•	reviewed historical trading prices and volumes of Company common stock;

•	analyzed certain financial, stock market and other publicly available information relating to certain other companies;

•	analyzed, to the extent publicly available, the financial terms of certain other mergers and acquisitions;

•

considered the results of the efforts undertaken on behalf of the Company to solicit indications of interest from third parties with respect to a possible acquisition of the Company following the Company’s public announcement that it was exploring strategic alternatives; and

•	considered such other financial, economic, and market criteria, and conducted such other analyses and examinations as Harris Williams deemed necessary or appropriate to arrive at its opinion.

In rendering its opinion, with the Special Committee’s consent, Harris Williams assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information used by Harris

Williams, including publicly available information, or furnished to or otherwise discussed with Harris Williams by the Company and its representatives and advisors, and on the assurances of the Company’s management that it was not aware of any relevant information that had been omitted or that remained undisclosed to Harris Williams. At the Special Committee’s direction, Harris Williams used and relied on for purposes of its analyses and opinion the most recent financial forecasts prepared by the Company’s management. With respect to such financial forecasts and other information used in its analyses, Harris Williams assumed, on the Company’s advice, that such forecasts and other information were reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the future financial performance of the Company. Harris Williams did not assume any responsibility for or express any views as to such forecasts and information or the assumptions on which they were based. Harris Williams assumed, with the Special Committee’s consent, that the Offer and the Merger would be consummated in accordance with the terms set forth in the execution version of the agreement that Harris Williams reviewed without waiver or modification of any material term and that all necessary governmental, regulatory and other approvals and consents would be obtained without adverse effect on the Company, the Offer or the Merger. Representatives of the Company advised Harris Williams, and Harris Williams also assumed, that the final terms of the agreement would not vary materially from those set forth in the execution version that Harris Williams reviewed.

Harris Williams did not make nor was it provided with an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of the Company, nor did Harris Williams make a comprehensive physical inspection of the properties or assets of the Company. Harris Williams expressed no view or opinion as to any terms or other aspects (other than the per Share consideration to the extent expressly specified in its opinion) of the Offer or the Merger, including, without limitation, the form or structure of the Offer and the Merger or any tender and voting or other agreements or arrangements entered into in connection with, or contemplated by, the Offer and the Merger or otherwise. In addition, Harris Williams expressed no opinion or view as to the fairness of the amount, nature or any other aspect of any compensation to be paid to any officers, directors or employees of any party in connection with the Offer or the Merger, or class of such persons, relative to the per Share consideration or otherwise. Except as described in this summary, the Special Committee imposed no other instructions or limitations on Harris Williams with respect to the investigations made or the procedures followed by it in rendering its opinion.

The following is a brief summary of the material financial and comparative analyses that Harris Williams deemed to be appropriate for this type of transaction and that were reviewed with the Special Committee by Harris Williams in connection with rendering its opinion. The summary of Harris Williams’ analyses described below is not a complete description of the analyses underlying Harris Williams’ opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Harris Williams made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

In its analyses, Harris Williams considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company or transaction used in Harris Williams’ analyses is identical to the Company or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Accordingly, such analyses may not necessarily utilize all companies or transactions that could be deemed comparable to the Company or the Offer and the Merger. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies analyzed. The estimates contained in Harris Williams’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Harris Williams’ analyses are inherently subject to substantial uncertainty.

The financial analyses summarized below include information presented in tabular format. In order to fully understand Harris Williams’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Harris Williams’ financial analyses.

Selected Public Companies Analysis. Harris Williams reviewed publicly available financial information of the Company and the following 16 selected publicly traded companies, three of which are customer loyalty and/or rewards providers, four of which are information services providers, five of which are e-commerce and/or online marketing companies and four of which are specialty finance and/or payment processing companies. These companies were selected because, among other factors, such companies were publicly traded companies with operations in industry segments with which the Company generally could be identified. However, the Company is distinguished from such companies by its business mix, including its credit exposure to the independent restaurant industry and its smaller market capitalization.

Customer Loyalty/Rewards Providers	Information Services Providers
• Alliance Data Systems Corporation	• Acxiom Corporation
• Groupe Aeroplan Inc.	• Equifax Inc.
• OpenTable, Inc.	• Experian plc
• Fiserv, Inc.

E-Commerce/Online Marketing Companies	Specialty Finance/Payment Processing Companies
• Expedia, Inc.	• Global Cash Access Holdings, Inc.
• Harte-Hanks, Inc.	• Heartland Payment Systems, Inc.
• IAC/InterActiveCorp.	• Total System Services, Inc.
• Orbitz Worldwide, Inc.	• World Acceptance Corporation
• priceline.com Incorporated

Harris Williams reviewed, among other things, enterprise values of the selected companies, calculated as market value based on closing stock prices on October 26, 2010, plus debt, less cash and other adjustments, as a multiple of calendar years 2010 and 2011 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. Harris Williams also reviewed equity values of the selected companies based on closing stock prices on October 26, 2010 as a multiple of calendar years 2010 and 2011 earnings per share, referred to as EPS. Harris Williams then selected (based on its professional judgment and after taking into consideration the overall implied median multiples for the selected companies) a range of calendar years 2010 and 2011 estimated EBITDA multiples of 7.3x to 8.3x and 6.2x to 7.2x, respectively, and calendar years 2010 and 2011 estimated EPS multiples of 15.4x to 16.4x and 14.2x to 15.2x, respectively, derived from the selected companies and applied such ranges to corresponding data of the Company. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of the Company were based on the Financial Forecast prepared by the Company’s management. This analysis indicated the following approximate implied per share equity reference range for the Company, as compared to the $13.75 per Share consideration:

Implied Per Share Equity Reference Range	Per Share Consideration
$16.42 – $17.95	$13.75

In connection with its opinion, Harris Williams considered the selected public companies that it analyzed to lack sufficient comparability to the Company given the Company’s business mix and other factors that distinguish the Company from such selected companies and, accordingly, Harris Williams did not rely upon this analysis in reaching its opinion.

Selected Precedent Transactions Analysis. Harris Williams reviewed, to the extent publicly available, financial information relating to the following seven selected transactions involving companies in the customer loyalty and/or rewards and marketing services industries. These transactions were selected because, among other factors, such transactions involved target companies with operations in industry segments with which the Company generally could be identified. However, the Company is distinguished from such target companies by its business mix, including its credit exposure to the independent restaurant industry.

Acquiror	Target
• Affinion Group, Inc.	• Connexions Loyalty Travel Solutions, L.L.C.
• Golden Gate Private Equity, Inc.; Infor Global Solutions Holdings Ltd.	• SoftBrands, Inc.
• IAC/InterActiveCorp	• People Media LLC
• Union Street Acquisition Corp.	• Archway Marketing Services, Inc.
• One Equity Partners, LLC	• Vertrue Incorporated
• Intersections Insurance Services, Inc.	• Chartered Marketing Services, Inc.
• United Online, Inc.	• MyPoints.com, Inc.

Harris Williams reviewed transaction values in the selected transactions, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, plus debt, less cash and other adjustments, as a multiple of the target company’s latest 12 months EBITDA. Harris Williams then selected (based on its professional judgment and after taking into consideration the overall implied median multiples for the selected transactions) a range of latest 12 months EBITDA multiples of 6.9x to 7.9x derived from the selected transactions and applied such range to the Company’s latest 12 months adjusted EBITDA (as of September 30, 2010). Financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data of the Company were based on the Company’s public filings and internal estimates of the Company’s management. This analysis indicated the following approximate implied per share equity reference range for the Company, as compared to the $13.75 per Share consideration:

Implied Per Share Equity Reference Range	Per Share Consideration
$16.15 – $18.34	$13.75

In connection with its opinion, Harris Williams considered the target companies involved in the selected precedent transactions that it analyzed to lack sufficient comparability to the Company given the Company’s business mix and other factors that distinguish the Company from such companies and, accordingly, Harris Williams did not rely upon this analysis in reaching its opinion.

Discounted Cash Flow Analysis. Harris Williams performed a discounted cash flow analysis to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate for fiscal years 2011 through 2015 based on the Financial Forecast prepared by the Company’s management as extended and approved for Harris Williams’ use by the Special Committee. The terminal value of the Company was estimated by applying to the Company’s fiscal year 2015 estimated adjusted EBITDA a selected range of terminal value multiples of 6.0x to 7.0x, which range was selected based on Harris Williams’ professional judgment and after taking into consideration, among other things, implied EBITDA trading multiples for the selected companies referred to above under the “Selected Public Companies Analysis” and the target companies referred to above under the “Selected Precedent Transactions Analysis” as well as differences between the Company’s business mix and the operations of such companies. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 16.1% to 17.1%, which range was selected taking into consideration, among other things, a weighted average cost of capital calculation. This analysis indicated the following approximate implied per share equity reference range for the Company, as compared to the $13.75 per Share consideration:

Implied Per Share Equity Reference Range	Per Share Consideration
$12.40 – $14.32	$13.75

Leveraged Buyout Analysis. Harris Williams performed a leveraged buyout analysis to estimate theoretical purchase prices that could be paid by a hypothetical financial buyer in an acquisition of the Company taking into account the potential pro forma leverage structure of the Company that could result from financing such acquisition under customary market terms and assuming that such financial buyer would attempt to realize a return on its investment in the Company’s fiscal year 2015. Estimated financial data of the Company were based on the Financial Forecast prepared by the Company’s management as extended and approved for Harris Williams’ use by the Special Committee. Estimated exit values for the Company were calculated by applying to the Company’s fiscal year 2015 estimated adjusted EBITDA a range of exit value multiples of 6.0x to 7.0x, which range was selected based on Harris Williams’ professional judgment and after taking into consideration, among other things, implied EBITDA trading multiples for the selected companies referred to above under the “Selected Public Companies Analysis” and the target companies referred to above under the “Selected Precedent Transactions Analysis” as well as differences between the Company’s business mix and the operations of such companies. Harris Williams then derived a range of theoretical purchase prices based on an assumed required internal rate of return for a financial buyer of approximately 24.0% to 26.0%, which range was selected based on Harris Williams’ professional judgment and after taking into consideration, among other things, historical internal rates of return for financial buyers in transactions similar to the Offer and the Merger, then current market conditions and risk characteristics of the Company’s business. This analysis indicated the following approximate implied per share equity reference range for the Company, as compared to the $13.75 per Share consideration:

Implied Per Share Equity Reference Range	Per Share Consideration
$12.03 – $13.69	$13.75

Premiums Paid Analysis. Harris Williams reviewed publicly available data relating to selected transactions announced between October 26, 2005 and October 25, 2010 involving target companies headquartered in North America. Harris Williams reviewed the implied premiums paid in the selected transactions over the closing price of the target stock as reported one trading day and one month before the approximate date on which the public became aware of the possibility of such transactions. Harris Williams then selected (based on its professional judgment and after taking into consideration the overall implied median premiums for the selected transactions) a range of one-trading day and one-month premiums of 19.9% to 21.6% derived from the selected transactions and applied such range to the Company’s closing stock price on June 8, 2010 (the last trading day prior to EGI’s Schedule 13D filing announcing its proposal to acquire the Company) and May 7, 2010 (one month prior to EGI’s Schedule 13D filing). This analysis indicated the following approximate implied per share equity reference range for the Company, as compared to the $13.75 per Share consideration:

Implied Per Share Equity Reference Range	Per Share Consideration
$11.95 – $14.57	$13.75

Other Factors. Harris Williams also reviewed, for informational purposes, the historical trading performance of Shares for the 52-week period ended October 26, 2010, noting that the low and high closing prices of Shares during such period was approximately $9.90 to $15.09 per Share.

Miscellaneous

Harris Williams was selected to act as a financial advisor and provide an opinion to the Special Committee based on its reputation and experience. Harris Williams, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities. In the ordinary course of business, certain of Harris Williams’ affiliates, as well as investment funds in which they may have financial interests, may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own accounts or the accounts of customers, in debt or equity securities of the Company, EGI or any other company that may be involved in the Offer or the Merger.

Harris Williams prepared the above analyses for the purpose of providing an opinion to the Special Committee as to the fairness, from a financial point of view, of the $13.75 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than EGI, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares). Harris Williams did not recommend any specific consideration to the Special Committee or that any given consideration constituted the only appropriate consideration for the Offer and the Merger. Harris Williams’ opinion letter was approved for issuance by its fairness opinion committee.

Harris Williams’ opinion and analyses were only one of many factors taken into consideration by the Special Committee in its evaluation of the Offer and the Merger. Consequently, the analyses described above should not be viewed as determinative of the views of the Special Committee, the board of directors or the Company’s management with respect to the $13.75 per Share consideration or as to whether the Special Committee would have been willing to determine that a different consideration was fair.

For a description of the terms of Harris Williams’ engagement, see the discussion under Item 5 below.

Intent to Tender

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power to Purchaser, other than Shares relating to Director Deferred Share awards or issuable upon the exercise of Company Stock Options or the vesting of Restricted Stock Units.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Harris Williams

In connection with Harris Williams’ financial advisory services, the Company has agreed to pay Harris Williams an aggregate fee of approximately $2.5 million, portions of which were paid in connection with Harris Williams’ engagement, a portion of which was paid in connection with the rendering of Harris Williams’ opinion to the Special Committee and approximately $1.6 million of which is contingent upon consummation of the Offer and the Merger. The Company also has agreed to reimburse Harris Williams for its reasonable expenses, including fees and disbursements of Harris Williams’ legal counsel, and to indemnify Harris Williams and certain related parties against certain liabilities that may arise out of its engagement, including certain liabilities under U.S. federal securities laws.

Solicitations / Recommendations

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2010

REWARDS NETWORK INC.

By:	/S/ ROYA BEHNIA
Name:	Roya Behnia
Title:	Senior Vice President, General Counsel
and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated November 8, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)	Summary Advertisement to be published in The New York Times on November 8, 2010 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(7)	Press release issued by the Company, dated October 28, 2010 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on October 28, 2010).

(a)(8)*	Letter to stockholders of the Company, dated November 8, 2010.

(a)(9)*	Complaint of Discovery Partners, on behalf of itself and all others similarly situated, against Ronald L. Blake, Donald J. Liebentritt, Raymond A. Gross, F. Philip Handy, Marc C. Patricelli, Michael J. Soenen, Mark R. Sotir, the Company and EGI, Case No. 10CH48639, filed in the Circuit Court of Cook County, Illinois on November 10, 2010.

(e)(1)	Agreement and Plan of Merger, dated as of October 28, 2010, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(2)*	Confidentiality Agreement, dated as of May 17, 2010, by and between the Company and Parent.

(e)(3)	Tender and Support Agreement, dated as of October 28, 2010 by and among Samstock, L.L.C., EGI-Fund (00) Investors, L.L.C., EGI-Fund (05-07) Investors, L.L.C., EGI-Fund (08-10) Investors, L.L.C., Parent and Purchaser (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(4)	Limited Guarantee, dated October 28, 2010, by EGI-Fund (08-10) Investors, L.L.C. (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(5)	Rewards Network Inc. 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on August 5, 2004).

(e)(6)	Amendment No. 1 to the Rewards Network Inc. 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on August 5, 2004).

(e)(7)	Rewards Network Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 26, 2006).

(e)(8)	Amendment No. 1 to the Rewards Network Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(9)	Amendment No. 2 to the Rewards Network Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on August 18, 2010).

Exhibit No.	Description

(e)(10)	Employment Agreement, dated September 13, 2005, between the Company and Ronald L. Blake (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 14, 2005).

(e)(11)	Amendment No. 1 to Employment Agreement, dated December 31, 2008, between the Company and Ronald L. Blake (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(12)	Offer Letter, dated August 10, 2000, between Transmedia Network Services Inc. and Megan E. Flynn (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K filed on March 15, 2006).

(e)(13)	Severance, Proprietary Interest Protection and Non-Solicitation Agreement, dated as of March 18, 2005, between Rewards Network Services Inc. and Megan E. Flynn (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K filed on March 15, 2006).

(e)(14)	Amendment No. 1 to Severance, Proprietary Interest Protection and Non-Solicitation Agreement, dated as of December 15, 2008, between Rewards Network Services Inc. and Megan E. Flynn (incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(15)	Offer Letter, dated April 14, 2005, between Rewards Network Services Inc. and Christopher J. Locke (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K filed on March 15, 2006).

(e)(16)	Letter Agreement, dated as of November 7, 2007, between the Company and Christopher J. Locke (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 8, 2007).

(e)(17)	Amendment to Severance Letter Agreement, dated as of December 10, 2008, between the Company and Christopher J. Locke (incorporated by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(18)	Offer Letter, dated August 3, 2006, between the Company and Roya Behnia (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on August 8, 2006).

(e)(19)	Amendment to Offer Letter, dated December 10, 2008, between the Company and Roya Behnia (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(20)	Form of Change in Control Bonus Letter Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 18, 2010).

(e)(21)	Change in Control Bonus Letter Agreement, dated August 16, 2010, between Rewards Network Inc. and Christopher J. Locke (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 18, 2010).

Annex A*	Opinion of Harris Williams & Co., dated October 27, 2010

Annex B*	Information Statement of the Company, dated as of November 8, 2010

*	Filed previously